LAW OFFICE
                                    OF
                             STEWART A. MERKIN
                              ATTORNEY AT LAW
                          RIVERGATE PLAZA, SUITE 300
                             444 BRICKELL AVENUE
                             MIAMI, FLORIDA 33131
                              www.merkinlaw.net
                        e-mail: merkin@merkinlaw.net

Tel.: (305) 357-5556                                  Fax: (305) 358-2490


March 22, 2005


Jeffrey P. Riedler, Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0309
Washington, D.C.   20549

	Re:	Med Gen, Inc.
		Form SB-2 Registration Statement (the "Prospectus")
		File No. 333-122093

		Form 10-KSB for the fiscal year ended September 30, 2004 Form 10-QSB for the period ended December 31, 2004
		File No. 0-29171

Dear Mr. Riedler,

This office represents Med Gen, Inc.

This letter is in response to your letter dated February 16, 2005. The numbers in my responses correspond with the numbers in your letter.

1. Please refer to modifications contained in the Prospectus regarding improperly capitalized words and terms.

2. Please refer to modifications contained in the Prospectus regarding vague and generic words and terms.

3. Please refer to the modifications contained on the cover page of the Prospectus.

4. Please refer to the modification contained on the cover page of the Prospectus.


5 & 6.  I have deleted the Prospectus Summary in its entirety.



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7.  Please refer to the modifications contained in the "Risk Factors"
section and elsewhere in the Prospectus.

8. Please refer to the modifications contained in the "Risk Factors" section.

9.    Please refer to the modifications contained in the "Risk
Factors" section.

10 & 11.  Please refer to the modification made to that risk factor.

12 & 13.  Please refer to the modifications made to that risk factor.

14 & 15.  Please refer to the modifications made to that risk factor.

16. Please refer to the modifications made to that risk factor.

17. Please refer to the modifications made to that risk factor.

18. Please refer to the modifications made to that risk factor.

19 & 20. Please refer to the modifications made to that risk factor.

21.  Please refer to the modifications made to that risk factor.

22. Please refer to the modifications made to that risk factor.

23. It was an error to state that Med Gen entered the magnet therapy business. In fact, it did not. Please refer to the modifications made to that risk factor.

24. Please refer to the modifications made to that risk factor.

25. Please refer to the modifications made to that risk factor.

26-30. Please refer to the modifications made to that risk factor.

31 & 32. Please refer to the modifications made to that risk factor.

33 & 34.  Please refer to the modifications made to that risk factor.

35. Please refer to the modifications made to that risk factor.

36. Please refer to the modifications made to that risk factor.

37. Please refer to the modifications made to that risk factor.

38. Please find a copy of the Consent Decree as supplemental information enclosed with this letter.

39. Please refer to the modifications made to the "Historical Price Data of our Common Stock" Section.



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40. Please refer to the modifications made to the "MD&A" Section.

41. Please refer to the modifications made to the "Business of our Company" Section and leading references to the statements.

42. Please refer to the modifications made to the "MD&A" Section.

43. Please refer to the modifications made to the "MD&A" Section.

44. Please refer to the modifications made to the Biotechnology underlying Our Products Section.

45. Please refer to Exhibit 10.1 for the Production Agreement already attached and the distribution agreement attached as Exhibit 10.4.

46. Please refer to the modifications made to the "MD&A" Section.

47. Please refer to the modifications made to the Legal Proceedings
Section.


48. Please refer to the modifications made to the biographies of our executive officers.

49. Please refer to the modifications made to the Stock Option Plan
Section.

50.  Please note the relocation of this Section.

51. Supplementally, Med Gen, Inc. did not make any loans to management.

52. Supplementally, referring in the MD&A Section that $450,000 was paid to an affiliate was an error. Please refer to the modifications made to the third paragraph of the "Results of Operations" Section.

53. Please refer to the modifications made to the paragraph referred to in "Certain Relationships and Related Transactions".

54. Stark, Winter Schenkein & Co. are properly licensed in the state of Florida.

55. The financial statements included in the filing currently comply with Rule 3-10(g).

56. The litigation settlement has been reclassified to a separate line item in the statement of operations.

57. Certain major customers require that the Company contribute to advertising costs. Some of these customers charge a percentage of sales. The Company reduces the receivable by the percentage due to these customers and charges the amount to advertising at the time of invoicing the customer. Some of these customers charge a flat amount at various times during the year. The Company charges these costs to advertising and reduces the receivable at the time the customer charges them for the advertising by deducting the amount from the payment remitted to the Company. The total of these advertising costs charged to operations for the year ended September 30, 2004 was $226,410.



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58.  The consent has been updated and the report date corrected to
December 27, 2004.

59. Jack Chien is the Chief Accounting Officer for Med Gen. Please refer to the modifications made to the "Management And Executive
Compensation" Section and the signature page.

60. The increase in receivables results from sales to some larger customers with credit terms extended beyond 90 days and sales to some new customers who receive 120 day terms on the initial order and then go to 30 day terms, in addition one large customer had the Company on payment hold for approximately $87,000 which amount was remitted in January 2005.

61. The disclosure has been corrected to state that the interest will be charged to operations over the term of the line of credit.

62. Please refer to the modifications contained in the Form 10-QSB which is being made and filed separately.

63. Please refer to the modifications contained in the Form SB-2. Modifications required with respect to Forms 10-KSB and 10-QSB are being made and filed separately.

Very truly yours,


/S/Stewart A. Merkin
SAM:ecq

cc: Med Gen, Inc.



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[CONSENT DECREE]



                                                                Page 1 of 7

Med Gen, Inc. - Agreement


                          UNITED STATES OF AMERICA
                       BEFORE FEDERAL TRADE COMMISSION

                             In the Matter of

                     MED GEN, INC. a corporation, and
       PAUL B. KRAVITZ individually and as an officer of the corporation.

                            FILE NO. 002-3211

                    AGREEMENT CONTAINING CONSENT ORDER

The Federal Trade Commission has conducted an investigation of certain acts and practices of Med Gen, Inc. and Paul B. Kravitz, individually and as an officer of the corporation ("proposed respondents"). Proposed respondents, having been represented by counsel, are willing to enter into an agreement containing a consent order resolving the allegations contained in the attached draft complaint. Therefore,

IT IS HEREBY AGREED by and between Med Gen, Inc. and by its duly authorized officers, and Paul B. Kravitz, individually and as an officer of the corporation, and counsel for the Federal Trade Commission that:

  1. Proposed respondent Med Gen, Inc. is a Nevada corporation with its principal office or place of business at 7284 West Palmetto Park Road, Suite 106, Boca Raton, Florida 33433.

  2. Proposed respondent Paul B. Kravitz is an officer of the corporate respondent. Individually or in concert with others, he formulates, directs, or controls the policies, acts, or practices of the corporations. His principal office or place of business is the same as that of Med Gen Inc.

  3. Proposed respondents admit all the jurisdictional facts set forth in the draft complaint.

  4. Proposed respondents waive:

     a. Any further procedural steps;

     b. The requirement that the Commission's decision contain a statement of findings of fact and conclusions of law; and

     c. All rights to seek judicial review or otherwise to challenge or contest the validity of the order entered pursuant to this agreement.

  5. This agreement shall not become part of the public record of the proceeding unless and until it is accepted by the Commission. If this agreement is accepted by the Commission, it, together with the draft complaint, will be placed on the public record for a period of thirty
  (30) days and information about it publicly released. The Commission thereafter may either withdraw its acceptance of this agreement and so notify proposed respondents, in which event it will take such action as it may consider appropriate, or issue and serve its complaint (in such form as the circumstances may require) and decision in disposition of the proceeding.


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                                                                Page 2 of 7


  6. This agreement is for settlement purposes only and does not constitute an admission by proposed respondents that the law has been violated as alleged in the draft complaint, or that the facts as alleged in the draft complaint, other than the jurisdictional facts, are true.

  7. This agreement contemplates that, if it is accepted by the Commission, and if such acceptance is not subsequently withdrawn by the Commission pursuant to the provisions of Section 2.34 of the Commission's Rules, the Commission may, without further notice to proposed respondents, (1) issue its complaint corresponding in form and substance with the attached draft complaint and its decision containing the following order in disposition of the proceeding, and (2) make information about it public. When so entered, the order shall have the same force and effect and may be altered, modified, or set aside in the same manner and within the same time provided by statute for other orders. The order shall become final upon service. Delivery of the complaint and the decision and order to proposed respondents' address as stated in this agreement by any means specified in Section 4.4(a) of the Commission's Rules shall constitute service. Proposed respondents waive any right they may have to any other manner of service. The complaint may be used in construing the terms of the order. No agreement, understanding, representation, or interpretation not contained in the order or in the agreement may be used to vary or contradict the terms of the order.

  8. Proposed respondents have read the draft complaint and consent order. They understand that they may be liable for civil penalties in the amount provided by law and other appropriate relief for each violation of the order after it becomes final.

                                   ORDER

                                 DEFINITIONS

For purposes of this order, the following definitions shall apply:

  1. "Competent and reliable scientific evidence" shall mean tests, analyses, research, studies, or other evidence based on the expertise of professionals in the relevant area, that has been conducted and evaluated in an objective manner by persons qualified to do so, using procedures generally accepted in the profession to yield accurate and reliable results.

  2. "Clearly and prominently" shall mean as follows:

     A. In an advertisement communicated through an electronic medium (such as television, video, radio, and interactive media such as the Internet and online services), the disclosure shall be presented simultaneously in both the audio and video portions of the advertisement. Provided, however, that in any advertisement presented solely through video or audio means, the disclosure may be made through the same means in which the ad is presented. The audio disclosure shall be delivered in a volume and cadence sufficient for an ordinary consumer to hear and comprehend it. The video disclosure shall be of a size and shade, and shall appear on the screen for a duration sufficient for an ordinary consumer to read and comprehend it. In addition to the foregoing, in interactive media, the disclosure shall also be unavoidable and shall be presented prior to the consumer incurring any financial obligation.

     B. In a print advertisement, promotional material, or instructional


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                                                                Page 3 of 7


     manual, the disclosure shall be in a type size and location sufficiently noticeable for an ordinary consumer to read and comprehend it, in print that contrasts with the background against which it appears. In multipage documents, the disclosure shall appear on the cover or first page.

     C. On a product label, the disclosure shall be in a type size and location on the principal display panel sufficiently noticeable for an ordinary consumer to read and comprehend it, in print that contrasts with the background against which it appears.

 The disclosure shall be in understandable language and syntax. Nothing contrary to, inconsistent with, or in mitigation of the disclosure shall be used in any advertisement or on any label.

 3. Unless otherwise specified, "respondents" shall mean Med Gen, Inc. and its successors and assigns and its officers; Paul B. Kravitz, individually and as an officer of the corporation; and each of the above's agents, representatives, and employees.

 4. "Drug" shall mean as defined in Section 15 of the Federal Trade Commission Act, 15 U.S.C. Section 55.

 5. "Food" shall mean as defined in Section 15 of the Federal Trade Commission Act, 15 U.S.C. Section 55.

 6. "Commerce" shall mean as defined in Section 4 of the Federal Trade Commission Act, 15 U.S.C. Section 44.

                                  I.

IT IS ORDERED that respondents, directly or through any corporation, subsidiary, division, or other device, in connection with the manufacturing, labeling, advertising, promotion, offering for sale, sale, or distribution of SNORenz or any other food, drug, or dietary supplement, in or affecting commerce, shall not make any representation, in any manner, expressly or by implication that:

  A. Such product reduces or eliminates snoring or the sound of snoring in users of the product;

     1. A single application of such product reduces or eliminates snoring or the sound of snoring for any specified period of time; or

     2. Such product can eliminate, reduce or mitigate the symptoms of sleep apnea including daytime tiredness and frequent interruptions of deep restorative sleep unless at the time the representation is made, respondents possess and rely upon competent and reliable scientific evidence that substantiates the representation.

                                    II.

IT IS FURTHER ORDERED that respondents, directly or through any corporation, subsidiary, division, or other device, in connection with the manufacturing, labeling, advertising, promotion, offering for sale, sale, or distribution of any product that has not been shown by competent and reliable scientific evidence to be effective in the treatment of sleep apnea, in or affecting commerce, shall not represent, in any manner, expressly or by implication, that the product is effective in reducing or eliminating snoring or the sounds of snoring, unless they disclose, clearly and prominently, and in close proximity to the representation, that such product is not intended to treat sleep apnea, that the symptoms of sleep apnea include loud snoring, frequent episodes of totally obstructed breathing during sleep, and excessive daytime sleepiness, that sleep apnea is a potentially life-threatening condition, and that persons who have symptoms of sleep apnea should consult a physician. Provided, however, that for any television commercial or other video advertisement fifteen (15) minutes in length or longer or intended to fill a broadcasting or cablecasting time slot fifteen (15) minutes in length or longer, the disclosure shall be made within the first thirty (30) seconds of the advertisement and immediately before each presentation of ordering instructions for the product. Provided further, that, for the purposes of this provision, the presentation of a telephone number, e-mail address, or mailing address for listeners to contact for further information or to place an order for the product shall be deemed a presentation of ordering instructions so as to require the announcement of the disclosure provided herein.

                                  III.

IT IS FURTHER ORDERED that respondents, directly or through any corporation, subsidiary, division, or other device, in connection with the manufacturing, labeling, advertising, promotion, offering for sale, sale, or distribution of SNORenz or any other food, drug, or dietary supplement, in or affecting commerce, shall not make any representation, in any manner, expressly or by implication, about the benefits, performance, efficacy or safety of any such product, unless, at the time the representation is made, respondents possess and rely upon competent and reliable scientific evidence that substantiates the representation.

                                  IV.

IT IS FURTHER ORDERED that respondents, directly or through any corporation, subsidiary, division, or other device, in connection with the manufacturing, labeling, advertising, promotion, offering for sale, sale, or distribution of any product, service, or program in or affecting commerce, shall not misrepresent, in any manner, expressly or by implication, the existence, contents, validity, results, conclusions, or interpretations of any test, study, or research.

                                  V.

IT IS FURTHER ORDERED that respondents, directly or through any corporation, subsidiary, division, or other device, in connection with the manufacturing, labeling, advertising, promotion, offering for sale, sale, or distribution of any product, service, or program in or affecting commerce, shall not represent, in any manner, expressly or by implication, that the experience represented by any user testimonial or endorsement of the product, service, or program represents the typical or ordinary experience of members of the public who use the product, service or program unless:

  A. At the time it is made, respondents possess and rely upon competent and reliable scientific evidence that substantiates the representation; or

  B. Respondents disclose, clearly and prominently, and in close proximity to the endorsement or testimonial, either:

     1. what the generally expected results would be for users of the product, or

     2. the limited applicability of the endorser's experience to what consumers may generally expect to achieve, that is, that consumers should not expect to experience similar results.

For purposes of this Part, "endorsement" shall mean as defined in 16 C.F.R. Section 255.0(b).

                                   VI.

IT IS FURTHER ORDERED that respondents, directly or through any corporation, subsidiary, division, or other device, in connection with the manufacturing, labeling, advertising, promotion, offering for sale, sale, or distribution of any product, service, or program in or affecting commerce, shall disclose, clearly and prominently, and in close proximity to the endorsement, a material connection, where one exists, between a person or entity providing an endorsement of any product, service, or program, as "endorsement" is defined 16 C.F.R. 255.0 (b) and any respondent, or any other individual or entity manufacturing, labeling, advertising, promoting, offering for sale, selling, or distributing such product, service or program. For purposes of this order, "material connection" shall mean any relationship that might materially affect the weight or credibility of the endorsement and would not be reasonably expected by endorsers.

                                  VII.

Nothing in this order shall prohibit respondents from making any representation for any drug that is permitted in labeling for such drug under any tentative final or final standard promulgated by the Food and Drug Administration, or under any new drug application approved by the Food and Drug Administration.

                                  VIII.

Nothing in this order shall prohibit respondents from making any representation for any product that is specifically permitted in labeling for such product by regulations promulgated by the Food and Drug
Administration pursuant to the Nutrition Labeling and Education Act of 1990.

                                   IX.

IT IS FURTHER ORDERED that respondent Med Gen, Inc., its successors and assigns, and respondent Paul B. Kravitz shall, for five (5) years after the last date of dissemination of any representation covered by this order, maintain and upon request make available to the Federal Trade Commission for inspection and copying:

  A. All advertisements and promotional materials containing the representation;

  B. All materials that were relied upon in disseminating the representation; and

  C. All tests, reports, studies, surveys, demonstrations, or other evidence in their possession or control that contradict, qualify, or call into question the representation, or the basis relied upon for the representation, including complaints and other communications with consumers or with governmental or consumer protection organizations.

                                     X.

IT IS FURTHER ORDERED that respondent Med Gen, Inc., its successors and assigns, and respondent Paul B. Kravitz shall deliver a copy of this order to all current and future principals, officers, directors, and managers, and to all current and future employees, agents, and representatives having responsibilities with respect to the subject matter of this order, and shall secure from each such person a signed and dated statement acknowledging receipt of the order. Respondents shall deliver this order to current personnel within thirty (30) days after the date of service of this order, and to future personnel within thirty (30) days after the person assumes such position or responsibilities.

                                     XI.

IT IS FURTHER ORDERED that respondent Med Gen, Inc. and its successors and assigns shall notify the Commission at least thirty (30) days prior to any change in the corporation that may affect compliance obligations arising under this order, including but not limited to a dissolution, assignment, sale, merger, or other action that would result in the emergence of a successor corporation; the creation or dissolution of a subsidiary, parent, or affiliate that engages in any acts or practices subject to this order; the proposed filing of a bankruptcy petition; or a change in the corporate name or address. Provided, however, that, with respect to any proposed change in the corporation about which respondent learns less than thirty (30) days prior to the date such action is to take place, respondent shall notify the Commission as soon as is practicable after obtaining such knowledge. All notices required by this Part shall be sent by certified mail to the Associate Director, Division of Enforcement, Bureau of Consumer Protection, Federal Trade Commission, 600 Pennsylvania Avenue, N.W., Washington, D.C. 20580.

                                   XII.

IT IS FURTHER ORDERED that respondent Paul B. Kravitz, for a period of five (5) years after the date of issuance of this order, shall notify the Commission of the discontinuance of his current business or employment, or of his affiliation with any new business or employment. The notice shall include respondent's new business address and telephone number and a description of the nature of the business or employment and his duties and responsibilities. All notices required by this Part shall be sent by certified mail to the Associate Director, Division of Enforcement, Bureau of Consumer Protection, Federal Trade Commission, 600 Pennsylvania Avenue, N.W., Washington, D.C. 20580.

                                   XIII.

IT IS FURTHER ORDERED that respondent Med Gen, Inc. and its successors and assigns, and respondent Paul B. Kravitz shall, within sixty (60) days after the date of service of this order, and at such other times as the Federal Trade Commission may require, file with the Commission a report, in writing, setting forth in detail the manner and form in which they have complied with this order.

                                    XIV.

This order will terminate twenty (20) years from the date of its issuance, or twenty (20) years from the most recent date that the United States or the Federal Trade Commission files a complaint (with or without an accompanying consent decree) in federal court alleging any violation of the order, whichever comes later; provided, however, that the filing of such a complaint will not affect the duration of:


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                                                                Page 7 of 7


  A. Any Part in this order that terminates in less than twenty (20) years;

  B. This order's application to any respondent that is not named as a defendant in such complaint; and

  C. This order if such complaint is filed after the order has terminated pursuant to this Part.

  Provided, further, that if such complaint is dismissed or a federal Court rules that the respondent did not violate any provision of the order, and the dismissal or ruling is either not appealed or upheld on appeal, then the order will terminate according to this Part as though the complaint had never been filed, except that the order will not terminate between the date such complaint is filed and the later of the deadline for appealing such dismissal or ruling and the date such dismissal or ruling is upheld on appeal.

Signed this ___ day of ____, 2001

MED GEN, INC.

By:

PAUL B. KRAVITZ
Chairman and Chief Executive Officer

PAUL B. KRAVITZ, individually and as an officer of the corporation

CRAIG SHERMAN
Sherman Law Offices, Chartered
Attorney for respondents

LEMUEL W. DOWDY
Counsel for the Federal Trade Commission

WALTER C. GROSS
Counsel for the Federal Trade Commission


APPROVED:

ELAINE D. KOLISH
Associate Director
Division of Enforcement

JOAN Z. BERNSTEIN
Director
Bureau of Consumer Protection



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